

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2013

Via E-mail
Mr. Robert Gale
Principal Accounting Officer
Virgin Media Inc.
65 Bleecker Street, 6th Floor
New York, NY 10012

> **Re:** **Virgin Media Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 7, 2013**
> **File No. 000-50886**

Dear Mr. Gale:

We have reviewed your filing and have the following comment. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to our comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Convertible Senior Notes, page 59

1. You state that the initial conversion price related to your convertible notes may be adjusted if it exceeds market values. Please tell us how you considered the guidance in ASC 815-40-25-26 in evaluating whether the conversion feature on the notes is an embedded derivative that you should account for at fair value under ASC 815-15-25.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kenya Wright Gumbs, Staff Accountant, at 202-551-3373 or Robert S. Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Advisor, at 202-551-3359 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director